

November 3, 2010

By U.S. Mail and facsimile (617) 664-4316

Mr. Joseph L. Hooley
Chief Executive Officer
State Street Corporation
One Lincoln Street
Boston, Massachusetts 02111

> **Re:** **State Street Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2010**
> **and June 30, 2010**
> **File No. 001-07511**

Dear Mr. Hooley:

We have reviewed your supplemental response dated August 16, 2010 and the disclosures in your Form 10-Q for the fiscal quarter ended June 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Securities Finance, page 13

1. We note your disclosures here and on page 25 with respect to your securities finance business which distinguishes between your agency lending program and SSgA lending funds. Please tell us and revise your future filings beginning with your September 30, 2010 Form 10-Q to address the following:

    *   Compare and contrast the reasons supporting your decision to provide a cash infusion of $330 million to the cash collateral pools underlying your SSgA lending funds in order to remove the redemption restrictions in August 2010 and provide liquidity so that customers could transact at an NAV of $1.00/share as opposed to your decision to keeping the redemption restrictions in place for the agency lending program.
    *   We note your disclosure that the NAV for your agency lending program continues to be less than $1.00/share which in total represents a difference of $633 million as of June 30, 2010. We further note that you continue to transact purchases into and redemptions out of these pools at $1.00 per unit. Please explain in further detail how you have accounted for these redemptions specifically with respect to the difference between the current NAV and the $1.00/share redemption amount (e.g. recognition of an expense) and quantify amounts previously recorded and currently accrued, as applicable.
    *   Based upon the cash infusion provided, please tell us how you considered the guidance in ASC 810 in determining whether or not to consolidate the SSgA lending funds.

2. As a related matter, please tell us and revise your future filings to disclose as of September 30, 2010 the amount of redemptions that have occurred since your removal of redemption restrictions in collateral underlying SSgA lending funds compared to the total amount invested in these funds and historical redemptions both during and prior to your enactment of the redemption restrictions.

Income Tax Expense, page 22

3. Please tell us and revise your future filings to more clearly explain the discrete tax benefit of $180 million generated by the restructuring of former non-U.S. conduit assets. In your response and revised disclosures please include a relevant background discussion and related reasons for the restructuring, how this resulted in the tax benefit recognized, and any other supportive details necessary for a complete understanding of the transaction.

Investment Management, page 25

4. We note your disclosure on page 26 regarding your decision to provide a $330 million cash contribution to the SSgA lending fund on June 30, 2010. Please tell us

in further detail what transpired during the current quarter that resulted in your decision to record the securities lending charge as opposed to any previous period at which time the NAV would have been significantly less than the amount immediately prior to your cash contribution.

Form 8-K, filed October 19, 2010

Exhibit 99.1

Third-Quarter 2010 Results vs. The Third Quarter of 2009

5. We note disclosure that other expenses decreased due to the impact of a $50 million insurance recovery. We also note a similar discussion in your October 19, 2010 Conference Call. Please tell us and revise your future filings to more fully explain the insurance recovery, including the specific transaction it relates to and your expectations for additional recoveries or other changes that may occur in the future based upon current and/or expected claims.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

Amit Pande
Accounting Branch Chief